Exhibit 99.43
News Release
     For immediate release
THERATECHNOLOGIES HOLDS ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
AFTER A YEAR MARKED BY HISTORIC ACHIEVEMENT
FDA approval of EGRIFTA® paves the way to growth strategy
Montreal, Canada — May 18, 2011 — Theratechnologies Inc. (TSX: TH) (“Theratechnologies” or the “Company”) today held its annual and special meeting of shareholders in Montreal. It was an opportunity to celebrate a milestone year and to review the Company’s prospects as it develops the full potential of its flagship product, EGRIFTA®.
In his remarks to shareholders, Mr. Paul Pommier, Chairman of the Board of Theratechnologies, expressed his satisfaction over the Food and Drug Administration’s (“FDA”) approval of EGRIFTA®.
“Earning FDA approval is a significant achievement. Theratechnologies is one of the few Canadian biotech companies to have successfully steered a molecule from discovery to marketing approval,” said Mr. Pommier.
Mr. Pommier explained that the FDA’s approval set the stage for two important partnership agreements, with Sanofi and with Ferrer Internacional S.A. These partnerships support Theratechnologies’ objective of maximizing the commercial value of EGRIFTA® in markets around the world. He also announced that Theratechnologies is applying to list its shares on the NASDAQ market in the United States.
Mr. Pommier read the prepared address of President and CEO John-Michel Huss, who was not able to attend the meeting. Mr. Huss’ absence was due to ophthalmic surgery that he underwent yesterday to treat a detached retina in his right eye. His doctors expect a short recovery; however, the surgery could not have been delayed without causing additional risk to Mr. Huss. (Quotations from Mr. Huss in this news release were taken from his prepared remarks.)
“The launch of EGRIFTA® in the United States is a success by any standards. We are tracking at 100 additional prescriptions per week,” declared John-Michel Huss. “Royalty revenues are now starting to flow and several important regulatory filings are slated in the coming months with EGRIFTA® now licensed in most major markets around the world,” he added.
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Saint Laurent, Québec, Canada H4S 2A4
Phone: (514) 336-7800 • Fax: (514) 336-7242 • www.theratech.com • thera@theratech.com

Shareholders were also updated on the upcoming clinical program using tesamorelin to treat muscle wasting in chronic obstructive pulmonary disease (COPD).
“We know from our past clinical work that tesamorelin has potential to do more than reduce abdominal fat. It has also been shown to increase muscle mass, which makes it a potential treatment for muscle wasting,” said Mr. Huss. “If the increase in lean body mass translates into an improvement of functionality, that will be a huge step forward for COPD-patients suffering from muscle wasting,” he added. The COPD clinical program is expected to begin in September 2011.
The COPD clinical program is part of a four-pronged strategy aimed at growing the Company and building value for shareholders. This strategy is based on:
•	Maximizing global commercial opportunities for EGRIFTA®

•	Developing tesamorelin to treat muscle wasting

•	Solidifying our position as a leader in the field of novel GRF products

•	Pursuing external growth opportunities
In his prepared remarks, Mr. Huss announced that the Company is working on synthesizing a second generation GRF analog that may have the potential for administration methods other than injection. “If we succeed, this will be a major improvement for patients”, he stated.
Theratechnologies’ Senior Executive Vice-President and Chief Financial Officer, Mr. Luc Tanguay, provided an overview of the Company’s financial position, commenting on the results for the first quarter of 2011, which were announced earlier in April. He reminded shareholders that Theratechnologies had completed the first quarter with $56.3 million in liquidities. He also added that consolidated revenues were up significantly for the quarter, reflecting early product sales to the Company’s U.S. partner. “With $56.3 million in liquidities, the Company is well positioned to pursue its organic growth,” noted Mr. Tanguay. Company expenses for 2011 are expected to be in the range of $26 million, excluding the cost of goods sold and depreciation.
At the meeting, Company’s shareholders re-elected current members of the Board of Directors, designated KPMG LLP as auditors of the Company for the ensuing year and passed a resolution to amend the Articles of the Corporation to enable the Board of Directors to name up to one-third of the number of directors elected at each annual meeting of shareholders.

About Theratechnologies
Theratechnologies (TSX: TH) is a specialty pharmaceutical Corporation that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. Its first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration in November 2010. To date, EGRIFTA® is the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.
EGRIFTA® is currently marketed in the United States by EMD Serono pursuant to a collaboration and licensing agreement executed in October 2008. In addition, the Corporation has signed distribution and licensing agreements with a subsidiary of Sanofi granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East and with Ferrer Internacional S.A. granting them the exclusive commercialization rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.
Additional Information about Theratechnologies
Further information about Theratechnologies is available on the Company’s website at www.theratech.com. Additional information, including the Annual Information Form and the Annual Report, is also available on SEDAR at www.sedar.com.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the revenue to be generated as a result of sales of EGRIFTA® to EMD Serono and the receipt of royalties from EMD Serono in connection with the sale of EGRIFTA® in the United States, the successful use of tesamorelin to treat muscle wasting in COPD, the potential of discovering a new GRF analog and the new routes of administration of such analog and the Company’s growth based on its strategy. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them and the use of the future and conditional tenses as well as similar expressions denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that EGRIFTA® is not approved in all or some of the territories referred to in this press release (other than the United States of America), that the revenue and royalties we expect to generate from sales of EGRIFTA® are lower than anticipated, that the supply of EGRIFTA® to our commercial partners is delayed or suspended as a result of problems with our suppliers, that EGRIFTA® is withdrawn from the market as a result of defects or recalls, that our intellectual property is not adequately protected, that the data generated in the Phase 2 clinical trial using tesamorelin for the treatment of muscle wasting in COPD are not potent enough to pursue the conduct of a clinical program for this disease and that our liquidity level decreases based on unexpected activities that must be carried out in order to achieve our business plan.
Certain assumptions made in preparing the forward-looking information and the Company’s objectives include the assumption that EGRIFTA® for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy will receive approvals in the territories referred to in this press release (other than the United States of America), that no additional clinical studies will be required to obtain these approvals, EGRIFTA® will be accepted by the marketplace in the United States and will be on the list of reimbursed drugs by third-party payors, that relations with third-party suppliers of EGRIFTA® will be conflict-free and that such third-party suppliers will have enough capacity to manufacture and supply EGRIFTA® to meet its demand and will manufacture on a timely-basis, that the Company will succeed in implementing its four-pronged strategy, that tesamorelin will be successful in treating muscle wasting in COPD and that the Company’s business plan will not be substantially modified.
Consequently, the forward-looking information is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, its financial condition or its results of operations. Furthermore, the forward-looking information reflects current expectations regarding future events only as of the date of this press release.
Investors are referred to the Company’s public filings available at http://www.sedar.com/. In particular, further details on the risks and descriptions of the risks are disclosed in the “Risks and Uncertainties” section of the Company’s Annual Information Form dated February 22, 2011 for the year ended November 30, 2010.

Information:
Jean-Sébastien Lamoureux
514-843-2368
jslamoureux@national.ca